# Media release



Roche

Basel, 11 February 2002

## Roche and Vernalis sign new research and development agreement on anti-obesity drugs



Roche and Vernalis (LSE: VER) today announced the signing of a new research and development agreement that focuses on anti-obesity drugs.

The collaboration between Roche and Vernalis aims to develop highly selective 5-$HT_{2C}$ receptor agonists as appetite suppressants. In 1997, Vernalis scientists discovered that 5-$HT_{2C}$ receptors play an important role in controlling the feeling of fullness after eating (the satiety mechanism). In many obese people, this regulatory mechanism does not appear to work efficiently and leads to the consumption of excess calories, which the body stores as fat. Obesity is one of the main disease areas where Roche's R&D activity focuses.

Robert Mansfield, Chief Executive of Vernalis, described the strategy behind the collaboration as follows: "Roche holds a leading position in obesity and as we discussed plans for the future, it became obvious to both parties that it made sense for us to continue to collaborate in this strategically important market. The worldwide incidence of obesity is rising rapidly and new drugs are urgently required as the reduced life expectancy associated with obesity becomes more widely recognised. This new agreement builds on the success of our earlier joint programme, which has already led to the selection of a clinical candidate."

Roche has rights to product candidates and will pay royalties to Vernalis on worldwide net sales. The terms for this new collaboration include research funding and milestones payable to Vernalis at pre-agreed stages in clinical development. Roche will fund and have full responsibility for managing the development of new compounds arising from this collaboration.

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Dr Jonathan Knowles, President of Global Pharma Research at Roche, commented: "We are very

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

excited by the excellent progress made in our previous collaboration with Vernalis and are delighted to see the first clinical candidate moving rapidly towards Phase I trials".

Roche has several research approaches in the field of obesity – in house as well as with partners. All are focusing on different approaches to identify the best treatment for this major healthcare problem. Currently, Roche is at the forefront of treating obesity with its weight loss medication Xenical. Xenical is a unique weight loss treatment that acts by preventing fat from being absorbed. Xenical not only helps patients lose weight, it also encourages healthier eating habits and maintenance of weight loss.

## About Obesity

Obesity is now being recognised as a global epidemic, the incidence of which is increasing markedly in developed countries, although the highest rates of increase are now in under-developed countries. It is estimated that upwards of 250 million people worldwide have reached a weight that is clinically classified as obese. The greatest prevalence of obesity is in the US with up to 35% of the population classified as obese, and 54% defined as overweight. The UK has one of the highest rates of obesity in Europe, with 18% of the population defined as obese and over 50% defined as overweight.

Obesity develops from a chronic excess of energy intake over energy expenditure. It is defined by the Body Mass Index (BMI), which is calculated as body mass (kg) divided by height (in metres) squared. A BMI value greater than 25 indicates overweight and a BMI greater than 30 normally indicates obesity. It is a recognised major burden to society in terms of health and socio-economic costs, with increased morbidity and mortality associated with obesity in a number of diseases. Epidemiological data show that obesity substantially increases the risk of developing type 2 diabetes, coronary heart disease, hypertension, osteoarthritis and cancer. Latest figures from the US show that the direct cost of obesity totalled $70 billion, which accounts for 9.4% of the national health care expenditure. The global obesity 'burden of illness' is therefore substantial.

## About Vernalis

Vernalis is an integrated biopharmaceutical company whose objective is to discover, develop and commercialise drugs for the treatment of diseases of the central nervous system and related disorders. The Company is internationally recognised for its expertise in neuroscience, in particular in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. The Company's most advanced product is frovatriptan, which has been approved for marketing in both the US and European markets for the treatment of acute migraine.

The Vernalis research and development portfolio includes potential medicines to treat obesity and related disorders; Parkinson's disease; neuropathic pain; and sexual dysfunction in patients taking medication for depression. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's wellbeing and quality of life. Roche has approximately 64,000 employees and sells its products in over 170 countries. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology. Through the company's Diagnostics Division, the world-leader in in-vitro diagnostics, Roche supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide. Roche's website is located at www.roche.com.

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ROCHE HOLDING 82-3315

# Media release

Roche



Basel, 13 February 2002

## Roche and Vernalis announce strategic alliance in diabetes

Roche and Vernalis Group plc ('Vernalis' LSE: VER) today announced the signing of a new agreement to collaborate on the research and development of novel drugs for the treatment of diabetes.

This alliance capitalises on the world leading expertise of both companies. Roche and Vernalis will work together to develop, register and commercialise future drugs from this programme. Roche will have exclusive worldwide marketing rights and will be responsible for all development and regulatory activities. Under the terms of the agreement Vernalis will receive research funding and milestone payments at pre-agreed stages in research and development and royalties on worldwide net sales of products.

Dr Jonathan Knowles, President of Global Pharma Research at Roche, said: "Metabolic diseases and particularly diabetes have an exploding epidemiologic trend and represent a high unmet medical need, since current therapies are not effective to significantly reduce disease progression. Both companies will focus on the discovery of novel molecular entities, acting through novel mechanisms of action, to target the glucose homeostasis and the improvement of the dysfunctional metabolic status in diabetic patients."

Robert Mansfield, Chief Executive of Vernalis, added, "We are very pleased to announce this new alliance with Roche. Glucose control in diabetes is a very significant strategic opportunity and the pooling of resources at Roche and Vernalis will enable us to make rapid progress towards the selection of compounds to enter clinical trials."

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

**About Diabetes**

Diabetes mellitus comprises a group of diseases characterized by high levels of blood glucose resulting from defects in insulin secretion, insulin action, or both. Diabetes can be associated with serious complications and premature death. Diabetes affects approximately 15.7 million individuals in the US, of which 5.4 million are undiagnosed. A further 798,000 new cases are diagnosed annually. Adult-onset diabetes (type 2 diabetes) may account for about 90% - 95% of all diagnosed cases of diabetes. The frequency of new cases of diabetes is expected to rise as the population ages and currently 18.4% of individuals aged 65 years or older have diabetes. Risk factors for type 2 diabetes include old age, obesity, family history of diabetes, prior history of diabetes during pregnancy, impaired glucose tolerance, physical inactivity, and race or ethnicity.

Other conditions which are caused by diabetes include coronary heart disorders, stroke, high blood pressure, blindness, kidney disease, nervous system disorders and failure of blood supply to limbs, ultimately leading to amputations. Heart disease is the leading cause of diabetes-related deaths. Adults with diabetes have heart disease death rates about 2 to 4 times as high as that of adults without diabetes. The risk of stroke is 2 to 4 times higher in people with diabetes and an estimated 60% to 65% of people with diabetes have high blood pressure. It is the leading cause of new cases of blindness in adults 20 to 74 years old and the leading cause of end-stage renal disease, accounting for about 40% of new cases. About 60% to 70% of people with diabetes have mild to severe forms of nervous system damage and more than half of lower limb amputations in the United States occur among people with diabetes. The rate of major congenital malformations in babies born to women with pre existing diabetes varies from 0% to 5% among women who receive preconception care to 10% among women who do not receive preconception care. People with diabetes are more susceptible to many other illnesses. For example, they are more likely to die of pneumonia or influenza than people who do not have diabetes. The direct medical costs for the treatment of diabetes is estimated at $44 billion (USA 1997).

**About Vernalis**

Vernalis is an integrated biopharmaceutical company whose objective is to discover, develop and commercialise drugs for the treatment of diseases of the central nervous system and related disorders. The Company is internationally recognised for its expertise in neuroscience, in particular in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. The Company's most advanced product is frovatriptan, which has been approved for marketing in both the US and European markets for the treatment of acute migraine.

The Vernalis research and development portfolio includes potential medicines to treat obesity and related disorders; sexual dysfunction in patients taking medication for depression; Parkinson's disease; diabetes and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life. Through the company's Diagnostics Division, the world-leader in in-vitro diagnostics, Roche supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide. As a leader in diabetes management technology, Roche Diagnostics is dedicated to developing technologies and services under the Accu-Chek brand that helps make living with diabetes a little easier. Roche's website is located at www.roche.com.